MagneGas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

Mr. Jeff Jaramillo
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington DC 20549

RE:          MagneGas Corporation
Form l0-K for the Fiscal Year Ended December 31, 2009
Filed March 29, 20I0
File No, 000-51883

Ms- Luisa Ingargiola
Chi ef Financial Officer

We are in receipt of your comments dated August 4, 2010.  In an effort to comply with your inquiries we have addressed each comment separately/

Comment 1, Form 10-K for the year ended December 31. 2009, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6.  Plan of Operations, page 6

We noted that you continue to discuss your plan of operations consistent with Regulation S-B.  In light of the elimination of Regulation S-B and the introduction of scaled reporting requirements available to smaller reporting companies as part of Regulation S-K, please revise future filings to include a discussion that meets the requirements of Item 303 of  Regulation S-K as it relates to smaller reporting companies. We refer you to SEC Release 33-8876.

Response:  Our MD&A included selected financial data information and a plan of operations for the purpose of continuing an informative disclosure to our readers of our progress and future plans.  This information was a continuation from our requirement to disclose our plan of operation as a business development enterprise.  We acknowledge that it is not necessary to include this statement and will discontinue, in light of our progress in meeting our plan objectives.  Our June 30, 2010 10Q report omitted the continuation of this reporting.

Comment 2, Item 8, Financial Statements and Supplementary Data, page 12, Financial Statements, page F-1, Note 4.  Summary of Significant Accounting Policies, page F-8, Variable Interest Entities, page F-8

We note from your disclosure that, you have investments in joint ventures but you are not identified as the primary beneficiary of the ventures. Please revise future filings to disclose how you account for your interests in these joint ventures (as well s any other investments you own) and to indicate the nature and amount of any obligations you have to the joint ventures and related parties.

Response:  The disclosure in the Summary of Significant Accounting Policies was included, since there were several Joint Ventures in various stages of negotiation.  In the quarter ended June 30, 2010 some Joint Venture agreements were finalized and disclosed.  Prior to those agreements, the disclosures were included for the possibility, since it has always been included in the business plan to advance our product into foreign markets, through arrangements, including Joint Venture arrangements.

In each case, there are no commitments beyond the technical expertise to be provided. We have no other investments.  We anticipate that we will be required to expand our disclosures to include our valuations under FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” (ASC 820) as Level 3.  We have structured our agreements to conform with our reporting obligations. For presentation and disclosure we have expanded our reporting, for the two effective agreements, of our arrangements as follows

On June 25, 2010, the Company entered into agreement with a Belgium company, whereby 250,000 shares of MagneGas Corporation’s common stock and territorial license rights were exchanged for a 20% interest in MagneGas Europe.  The Company valued the investment in the Joint Venture at the fair market value of the shares issued ($23,750).   The Company does not have effective or beneficial control over the European entity and is to account for the investment under the Equity Method.

On June 28, 2010, the Company entered into agreement with DDI Industries, a China company, in formation of MagneGas China.  The Company is to provide mechanical drawings (for complete construction), computer programs, license of patents (Greater China Region), trademarks, etc. of the Plasma Arc Flow Recyclers to the new entity in exchange for a $2 million investment in MagneGas Corporation ($1 million paid June 30, 2010, $1 million to be received September 30, 2010, each at a share price of $.135) and 20% share in MagneGas China.  The Company’s investment has been valued at $466,660, a mutually agreed amount for the technology license.  MagneGas China entity has been funded in cash for an amount which reflects the intellectual properties value. The Company does not have effective or beneficial control over the China entity and is to account for the investment under the Equity Method.

Comment 3:  Cash and Cash Equivalents, page F-S

We see from disclosures herein that you consider all highly liquid investments purchased with an original maturity of six months or less to be cash equivalents- Please tell us how this policy complies with FASB ASC 230-10-20.

Response:  FASB ASC 230-10-20 states “Generally, only investments with original maturities of three months or less qualify under that definition”. Our disclosure has been changed to “three months”.  This was an error in the disclosure. However, we keep our cash assets readily available in demand accounts, typically money markets. We do not have any temporary investments, requiring commitments greater than on demand or subject to market price risk.

Comment 4:  Note 6, Long-Lived Assets, page F-11

We see you have recorded intellectual property of $727,000, which is a significant component of your total assets.  Given the significance of this asset to you, please consider including a discussion of the potential this asset could be deemed to be impaired and the factors that could cause such conclusions in the risk factors section of your future filings.

Response:   Our intellectual property is a significant asset.   Management performs valuation review on a quarterly basis.  In recent quarters the support of the valuation has been through our execution of our business plan.   We have included additional disclosure in our financial footnotes (June 30, 2010 10Q, financial footnote 5):

Management periodically reviews the valuation of this asset for potential impairments.  Consideration of various risks to the valuation and potential impairment includes, but is not limited to:  (a) the technology’s acceptance in the marketplace and our ability to attain projected forecasts of revenue (discounted cash flow of projections); (b) competition of alternative solutions; and (c) federal and state laws which may prohibit the use of our production machinery as currently designed.   Management has not impaired this asset, to date, and does not anticipate any negative impact from known current business developments.

Comment 5:  Note 7, Income Tax, page F-11

We note that you present a net deferred income tax asset of S473,000 as of December 31, 2009. You state that you believe that it is more likely than not that all of the deferred tax assets will be realized. Giving specific consideration to negative evidence such as cumulative losses in each year since inception of the company, tell us why you believe that it is more likely than not that all of the deferred tax assets will be realized.  Clarify what you mean by your disclosure that you have “recorded the deferred tax asset at December31, 2009 as you have satisfied the realization standard for the year…”.   Please also revise this note and your critical accounting policies in the MD&A in future filings to include additional details about management's tax accounting considerations and conclusions.  Refer to the guidance provided in FASB ASC 740-10-30 (formerly paragraphs l7(e) and 2A-25 of SFAS 109), Finally, given the significances of this asset to you, please consider including a discussion of tax asset realization risk matters to the risk factors section of your future filings.

Response:  The Company used its judgment in considering all positive and negative evidence in the recognition of the deferred tax asset. We recognized that the cumulative loss in prior years is a significant piece of negative evidence. We believe that the events that occurred subsequent to the year end (the China sale agreement and commitment) were material positive events that outweighed the negative evidence.

We considered ASC 740-10-30-22, positive evident that supports a conclusion that a valuation is not needed when there is negative evidence. The evidence of the existing contracts, that should produce more than enough taxable income to realize the deferred tax asset, based on the contracts sales price and cost structure.

Comment 6:  Note 9, Related Party Transactions, page F-I4

We see that you acquired all relevant patents and intellectual property for the MagneGas technology from Hyfuels, which is related by common management. Please revise future filings to clearly disclose the nature of the relationships involved.

Response:  We have included additional disclosure in our June 30, 2010 10-Q Related Party footnote (note 9). Our note includes the following disclosure:

Dr. Ruggero Santilli, Chief Executive Officer, Chairman of the Board and Chief Scientist of MagneGas Corporation, is also the Chief Executive Officer, Chief Scientist and President of Hyfuels, Inc. so as to expedite the patent work on behalf of both MagneGas Corporation and Hyfuels, Inc.  It should be noted that Dr. Santilli is not and never has been a stockholder of Hyfuels, Inc., and is lending his knowledge and expertise for the mutually beneficial advancement of this technology.

It should be noted that as referenced above,  on December 8, 2008 all intellectual property was purchased in full and there has been no further relationship between the two parties.

Comment 7: Form 10-Q for the period March 31, 2010, Financial Statements page 3, Revenue Recognition, page 9.

We see that in the quarter ended March 31, 2010, you began recognizing revenue related to the sale of your first Plasma Arc Flow units and you are recognizing revenue from the sale of this on a percentage of completion method. Please tell us more about the terms of the sale of the Plasma Arc FIow Unit to DDI. We noted your disclosure that DDI must inspect and approve the refinery before DDI is obligated to pay the remaining $950,000.  Please tell us if DDI has any rights of return of their initial $950,000 if the Unit does not meet their expectations during inspection.  If so, tell us how any product return or refund rights impact your required revenue recognition policies for the transaction.

Response:  At the current time we expect the remainder of the balance of our unit sale contract to be received. The inspection by the purchasing party does not have any refund or other terms of recourse of the initial deposit in the event of non-acceptance.  The initial payment was made by the purchaser with understanding of the significant cost commitment associated with the manufacturing of such unit and therefore the deposit is non-refundable. The purchaser had performed extensive due diligence prior to their decision in placing the order for the unit. Their due diligence resulted in extended relationship, whereby two separate events occurred with this customer: (1) they initiated a $2 million dollar investment in MagneGas Corporation (initial $1 million funding has been received during the period for the advancement of the technology; (2) the Customer initiated a joint venture agreement with MagneGas in exchange for licensing the manufacturing of unit in Greater China Region territory and a 20% interest in the joint venture.   We believe that the commitment of our customer in our product and technology validates our beliefs and business plan and that collectability is reasonably assured.

We have included the above in our June 30, 2010 10Q filing, in the Revenue Recognition section of our disclosures  and in our Management Discussion and Analysis.

Comment 8:  Item 9A, Controls and Procedures, page 13

We note that you have determined that your disclosure controls and procedures were not effective at March 31, 2010, that the company has limited resources and material weaknesses were noted. Further, you disclosed that you do not have independent directors, and no documentation for process exists and management does not have the financial resources or personnel to address any of these material weaknesses.  Please tell us when these material weaknesses were identified and clarify for us how management was able to conclude that the company's disclosure controls and procedures were effective at December 31, 2009.fi- In this regard, please tell us about management’s assessment of internal controls that was performed as of December 31, 2009 and how management was able to conclude that internal control over financial reporting was effective at that time.
Response:  In our March 31, 2010 filing on form 10-Q we inadvertently included the statement from a previous filing, which does not reflect our current assessment of our controls on financial reporting.

Management has documented the process of the accounting which is effective in our financial reporting.
The methodology used included a top-down, risk-based approach to compliance.   Our review established a governance infrastructure to insure sustained compliance from year to year leading to an optimized internal control environment and operational effectiveness.

The basis for the approach was the COSO Internal Control over Financial Reporting – Guidance for Smaller Public Companies, published in July 2006.

Our June 30, 2010 10Q included the following statement in Item 4T.  Please note that this statement should have been the statement included in our March 31, 2010 form 10Q:

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports, filed under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. In addition, the design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

          As required by the SEC Rule 13a-15(b), we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Luisa Ingargiola
Luisa Ingargiola
Director and Chief Financial Officer